Exhibit 99.92

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements is available.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell these securities. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories and possessions, any state of the United States or the District of Columbia (the “United States”), or to a “U.S. person” (as such term is defined in Regulation S under the U.S. Securities Act) (a “U.S. Person”) unless exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws are available. This short form base shelf prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States or to, or for the account or benefit of, any U.S. Person. See “Plan of Distribution”.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge from the Corporate Secretary of Gunnison Copper Corp. at Suite 2400 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 3P3, Canada, telephone: (604) 681-8030, and are also available electronically at www.sedarplus.ca.

FINAL SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE AND/OR SECONDARY OFFERING	May 19, 2026

GUNNISON COPPER CORP.

$200 MILLION

Common Shares

Debt Securities

Warrants

Subscription Receipts

Share Purchase Contracts

Units

Gunnison Copper Corp. (the “Company” or “Gunnison”) may offer (the “Offerings”) and sell, from time to time, common shares of the Company (the “Common Shares”), debt securities (“Debt Securities”), warrants to purchase securities (“Warrants”), subscription receipts (“Subscription Receipts”), share purchase contracts (“Share Purchase Contracts”), or any combination of such securities (“Units”) (all of the foregoing, collectively, the “Securities”) up to an aggregate initial offering price of $200 million (or the equivalent thereof, at the date of issue, in any other currency or currencies, as the case may be) at any time during the 25-month period that this short form base shelf prospectus (including any amendments hereto) (the “Prospectus”), remains effective. The Securities may be sold by the Company or certain of the Company’s security holders (“Selling Securityholders” and each, a “Selling Securityholder”). Securities offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be determined based on market conditions at the time of sale, including potentially by way of an “at-the-market distribution” (as defined under applicable Canadian securities legislation), and set forth in one or more prospectus supplements (collectively or individually, as the case may be, “Prospectus Supplements”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered and sold may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company or any Selling Securityholder. See “Plan of Distribution”.

The specific terms of the Securities with respect to a particular Offering will be set out in the applicable Prospectus Supplement and may include, where applicable (i) in the case of Common Shares, the number of Common Shares offered, the offering price, whether the Common Shares are being offered for cash, and any other terms specific to the Common Shares being offered, (ii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, where the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities and any other terms specific to the Debt Securities being offered, (iii) in the case of Warrants, the number of such Warrants offered, the offering price, whether the Warrants are being offered for cash, the designation, the number and the terms of the Common Shares or Debt Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered, (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, whether the Subscription Receipts are being offered for cash, the procedures for the exchange of the Subscription Receipts for Common Shares, Debt Securities or Warrants, as the case may be, and any other terms specific to the Subscription Receipts being offered, (v) in the case of Share Purchase Contracts, the number and terms of the Common Shares subject to such contracts, and (vi) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Subscription Receipts, Share Purchase Contracts or Debt Securities comprising the Units. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions. We may offer and sell Securities to, or through, underwriters or dealers purchasing as principals, directly to one or more other purchasers, or through agents pursuant to applicable statutory exemptions. A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers or agents involved in the Offering and sale of the Securities and will set forth the terms of the Offering, the method of distribution of the Securities, including, to the extent applicable, the proceeds to us and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution.

The Company or any Selling Securityholder may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Company or any Selling Securityholder from time to time. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, as well as the method of distribution and the terms of the offering of such Securities, including the net proceeds to the Company or any Selling Securityholder and, to the extent applicable, any fees, discounts, concessions or any other compensation payable to underwriters, dealers or agents and any other material terms. See “Plan of Distribution”.

This Prospectus may qualify an “at-the-market distribution” as defined in National Instrument 44-102 – Shelf Distributions (an “ATM Distribution”). The Securities may be sold, from time to time, in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices, including sales in transactions that are deemed to be ATM Distributions, including sales made directly on the Toronto Stock Exchange (the “TSX”) or other existing trading markets for the Securities. See “Plan of Distribution”.

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In connection with any offering of Securities, other than an “at-the-market distribution”, subject to applicable laws, unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

The outstanding Common Shares are listed and posted for trading on the TSX under the symbol “GCU” and trade on the OTCQB in the United States under the symbol “GCUMF”. The closing price of the Common Shares on the TSX and the OTCQB on May 15, 2026, the last trading day of the Common Shares prior to the date of this Prospectus, were $0.44 and US$0.34, respectively.

Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, the Warrants, the Subscription Receipts, the Share Purchase Contracts and the Units will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell these Securities purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities, and the extent of issuer regulation (see “Risk Factors”).

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and Canada that may not be fully described in this Prospectus or in any Prospectus Supplement. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should carefully review the tax discussion, if any, contained in the applicable Prospectus Supplement with respect to a particular Offering and consult their own tax advisors with respect to their own particular circumstances.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is organized under the laws of British Columbia, that some or all of the Company’s officers and directors are residents of Canada, that some or all of the underwriters or the experts named in this Prospectus are residents of Canada, and that certain assets of the Company and said persons are located outside the United States.

Investing in the Securities involves significant risks. Prospective investors should carefully consider the risk factors described under the heading “Risk Factors” in this Prospectus, in the applicable Prospectus Supplement with respect to a particular Offering and in the documents incorporated by reference herein and therein.

No underwriter, dealer or agent has been involved in the preparation of this Prospectus or performed any review of the content of this Prospectus.

This Prospectus does not qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities, or Securities convertible or exchangeable into Debt Securities, in respect of which the payment of principal or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as CORRA (the Canadian Overnight Repo Rate Average), SOFR (Secured Overnight Financing Rate), EURIBOR (the Euro Interbank Offered Rate) or a U.S. federal funds rate.

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The Company’s head office is located at Concord Place, 2999 N. 44th St, Suite 300, Phoenix, AZ, USA 85018 and its registered office is located at Suite 2400 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 3P3.

Each of Stephen Twyerould, Fred DuVal, Craig Hallworth, Robert Winton, Roland Goodgame and Fabio Rocha, directors or officers of the Company, reside outside of Canada. These director and officers have appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent
Stephen Twyerould, Fred DuVal, Craig Hallworth, Robert Winton, Roland Goodgame and Fabio Rocha	Blake Cassels & Graydon LLP, 1133 Melville Street, Suite 3500, The Stack, Vancouver, BC, V6E 4E5, Canada

Each of John Woodson, P.E., SME-RM, Jeffery Bickel, C.P.G., Dr. Abyl Sydykov, Ph.D., P.E., Dr. Terence P. McNulty, P.E., D.Sc., Rob Valceschini, P.E., Tyler Peck, P.E., R. Douglas Bartlett, C.P.G., Jacob Richey, P.E., Thomas M. Ryan, P.E., and Scott Freestone, P.E. (“qualified persons” under NI 43-101 (as defined herein)) are persons named as having prepared or certified a report which is referenced in this Prospectus or in a document incorporated by reference (see “Interest of Experts” below). Each of the individuals reside outside of Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Unless otherwise indicated, all references to “$” or “C$” in this Prospectus refer to Canadian dollars and all references to “US$” in this Prospectus refer to United States dollars. See “Currency Presentation and Exchange Rate Information”. On May 15, 2026, the average exchange rate for Canadian dollars, as quoted by the Bank of Canada was US$1.00 = C$1.3752, or C$1.00 = US$0.7272.

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ABOUT THIS PROSPECTUS

In this Prospectus and any Prospectus Supplement, unless the context otherwise requires, the terms “we”, “our”, “us” and the “Company” refer to Gunnison and our direct and indirect subsidiaries.

This Prospectus is a base shelf prospectus that the Company has filed with the securities commissions in each of the provinces and territories in Canada in order to qualify the offering of the Securities described in this Prospectus in accordance with National Instrument 44-102–Shelf Distributions (“NI 44-102”).

Under this shelf registration process, Gunnison may sell any combination of the Securities described in this Prospectus in one or more offerings up to an aggregate offering price of $200 million. This Prospectus provides you with a general description of the Securities that the Company may offer. Each time the Company sells Securities under this Prospectus, the Company will provide a Prospectus Supplement that will contain specific information about the terms of that specific offering. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the Prospectus Supplement. Each shelf prospectus supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the securities to which the shelf Prospectus Supplement pertains.

You should rely only on the information contained in or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. We have not authorized anyone to provide you with different information. We are not making an offer of the Securities in any jurisdiction where such offer is not permitted. You should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference herein or therein is accurate only as of the date of that document unless specified otherwise. Our business, financial condition, financial performance and prospects may have changed since those dates.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING MINERAL REPORTING STANDARDS

The disclosure in this Prospectus, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ from the requirements of the SEC in the United States. In particular, the terms “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” in this Prospectus, including the documents incorporated by reference herein, are defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards for Mineral Resources and Mineral Reserves 2014 (“CIM Definition Standards”). The SEC has adopted mining disclosure rules under sub-part 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (“Regulation S-K 1300”) which is mandatory for U.S. reporting companies. Under Regulation S-K 1300, the SEC recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” which are substantially similar to the corresponding CIM Definition Standards. The SEC definitions of “proven mineral reserves” and “probable mineral reserves” are substantially similar to the corresponding CIM Definitions. However, U.S. investors are cautioned that while the foregoing terms adopted by the SEC are “substantially similar” to corresponding definitions under CIM Definition Standards, there are differences between the terms and definitions used in Regulation S-K 1300 and mining terms defined in the CIM Definition Standards. As such, there is no assurance any mineral resources that the Company may report as “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted by the SEC. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, they should not assume that all or any part of the mineral deposits in these categories would ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports are or will ever be converted into mineral reserves or economically or legally mineable. Further under Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility, pre-feasibility or other economic studies, except in rare cases, although it is reasonably expected that the majority of “inferred resources” could be upgraded to “indicated resources” with continued exploration. Nonetheless, investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Also, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian securities laws; however, historically the SEC only permits issuers to report mineralization that does not constitute “mineral reserves” as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth in this Prospectus, including the documents incorporated by reference herein, may not be comparable with information made public by companies that report in accordance with U.S. securities laws.

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CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, including the documents incorporated by reference herein, contains “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”). The forward-looking statements in this Prospectus are provided as of the date of this Prospectus and forward-looking statements in those documents incorporated by reference are made as of the date of those documents. The Company does not intend to and does not assume any obligation to update forward-looking statements, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are based on current expectations, estimates, forecasts, projections, beliefs and assumptions made by management of the Company about the industry in which it operates. Such statements include, but are not limited to, statements about the Company’s plans, strategies and prospects. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. The Company does not intend, and disclaims any obligation, to update any forward-looking statements after it files this Prospectus, whether as a result of new information, future events or otherwise, except as required by the securities laws. These forward-looking statements are made as of the date of this Prospectus.

The Company has based these forward-looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●	the completion, size, pricing, expenses and timing of the closing of any Offerings;
●	the Company’s discretion in the use of net proceeds from Offerings;
●	the Company’s expectations regarding its revenue, expenses and operations;
●	industry trends and overall market growth;
●	the Company’s growth strategies;
●	the future price of copper and other metals;
●	construction plans at the Company’s mineral properties;
●	the potential of certain deposits to become economic satellite feeder deposits;
●	the development of and production from the Company’s mineral properties;
●	the Company’s planned exploration and development activities, and costs associated therewith;
●	the estimation of mineral resources;
●	realization of mineral resource estimates;
●	success of mining operations;
●	mine life and production rates;
●	costs and timing of future development;
●	results of future development programs;
●	production and processing estimates;
●	capital and operating cost estimates;
●	requirements for additional capital and expected use of proceeds;
●	statements relating to the economic viability of the Company’s mineral properties, including mine life, total tonnes mined, processed and mining operations, Net Present Value, Internal Rate of Return and payback period;
●	approvals, consents and permits under applicable legislation;
●	the Company’s relationship with community, government and other third party stakeholders;

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●	expectations relating to director and executive officer compensation levels;
●	the Company’s anticipated cash needs and its needs for additional financing;
●	the Company’s intention to grow the business and its operations;
●	expectations with respect to future costs;
●	environmental and operational risks;
●	unanticipated contamination or reclamation expenses;
●	the Company’s competitive position and the regulatory environment in which the Company operates;
●	the Company’s expectation that revenues derived from its operations, together with fund-raising activities, will be sufficient to cover its expenses over the next 12 months;
●	the Company’s expected business objectives for the next 12 months;
●	the Company’s ability to obtain additional funds through the sale of equity or debt commitments; and
●	the effect of any pandemic on the ability of the Company to carry on business.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward-looking statements included in this Prospectus, the Company has made various material assumptions, including but not limited to:

●	the results of the Company’s proposed exploration, development and mining activities on its mineral properties including the Gunnison Project, Johnson Camp Mine (“JCM”) and the Company’s other properties will be consistent with current expectations;
●	the Company’s assessment and interpretation of potential geological structures and mineralization at its mineral properties are accurate in all material respects;
●	the quantity and grade of mineral resources and mineralized material contained within its mineral properties are accurate in all material respects;
●	the sufficiency of the Company’s current working capital to carry out the planned development and ramp-up of production at its mineral properties on a timely basis;
●	the price for copper and other metals will not fall significantly below current levels;
●	the Company will be able to secure additional financing to continue exploration, development and mining on its mineral properties and meet future obligations as required from time to time;
●	the Company will be able to obtain regulatory approvals and permits in a timely manner and on terms consistent with current expectations;
●	the Company will be able to procure drilling and other mining equipment, energy, supplies and contractors in a timely and cost efficient manner to meet the Company’s needs from time to time;
●	the Company’s capital and operating costs will not increase significantly from current or anticipated levels;
●	key personnel will continue their employment with the Company and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner;
●	there will be no significant adverse changes in the Canada/U.S. currency exchange rates;
●	there will be no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements;
●	there will be no significant adverse changes and/or restrictions on the Company’s ability to carry out mining operations at its mineral properties as currently planned due a pandemic or otherwise; and
●	the absence of any material adverse effects arising as a result of political instability, war, terrorism, sabotage, vandalism, theft, labor disputes, natural disasters, adverse weather conditions, equipment failures or adverse changes in government legislation or the socio-economic conditions in the United States with respect to the Company’s mineral properties and mining operations.

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Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, prospective purchasers of Securities should not place undue reliance on these forward-looking statements. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Risk Factors”, which include:

●	operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, availability of reagents and power, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process;
●	risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence or be sustained at the Gunnison Project, JCM or at other properties of the Company;
●	assumptions regarding expected capital and operating costs and expenditures, production schedules, economic returns and other projections;
●	our production estimates, including accuracy thereof;
●	risks related to general economic conditions and in particular the potential impact of a global pandemic on the Company or its operations and the mining industry;
●	risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities;
●	risks relating to variations in metallurgical assumptions including copper recovery and acid consumption;
●	risks related to fluctuations in the price of copper as the Company’s future revenues, if any, are expected to be derived from the sale of copper;
●	risks related to a reduction in the demand for copper in the Chinese market which could result in an extended period of lower prices and demand for copper;
●	financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the development and construction activities at the Gunnison Project, JCM or at other properties of the Company may not be available on satisfactory terms, or at all;
●	the Company has no history of commercially viable mining operations and limited revenues from operations and expects to incur losses for the foreseeable future;
●	risks associated with debt and the copper stream agreement;
●	risks related to the Nuton (as defined herein) transactions, including Nuton’s right to terminate and cease providing further funding;
●	risks related to the Company obtaining and maintaining various permits required to conduct its current and anticipated future operations;
●	risks related to disputes concerning property titles and interest;
●	risks relating to the ability to access infrastructure;
●	risks related to the significant governmental regulation to which the Company is subject;
●	environmental risks;
●	climate change risks;
●	risks related to the adequacy of financial assurance arrangements with State and Federal Governments;
●	reliance on key personnel;
●	risks related to increased competition in the market for copper and related products and in the mining industry generally;
●	cybersecurity risks;
●	risks related to potential conflicts of interests among the Company’s directors and officers;
●	exchange rate fluctuations between the Canadian and United States dollar;
●	uncertainties inherent in the estimation of inferred mineral resources;
●	land reclamation requirements may be burdensome;
●	risks associated with the acquisition of any new properties or maintaining the current properties;
●	risks related to legal proceedings to which the Company may become subject;
●	risks related to the impact of global conflicts on demand for copper, commodity prices and financial markets;
●	potential liabilities associated with JCM;
●	our ability to comply with foreign corrupt practices regulations and anti-bribery laws;
●	changes to relevant legislation, accounting practices or increasing insurance costs;
●	significant growth could place a strain on our management systems;
●	share ownership by our significant shareholders and their ability to influence our governance;
●	risks relating to the Company’s Common Shares, including that future sales or issuances of our debt or equity securities may decrease the price of our securities;
●	the trading price of our Common Shares is subject to volatility due to market conditions;
●	the absence of dividends or intent to pay dividends in the near future;
●	certain actions under U.S. federal securities laws may be unenforceable;

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●	our broad discretion relating to the use of any proceeds raised hereunder;
●	non-U.S. holders of Common Shares could be subject to U.S. federal income tax from the sale or other taxable disposition of Common Shares;
●	withholding to Non-U.S. investors will apply to our dividends on our Common Shares;
●	our being treated as a U.S. domestic corporation for U.S. federal income tax purposes;
●	the uncertainty of maintaining a liquid trading market for the Company’s Common Shares;
●	the absence of a market through which the Company’s securities, other than Common Shares, may be sold;
●	risks related to the debt securities being unsecured.
●	discretion of the Company on the use of the net proceeds of the Offerings;
●	no guarantee on how the Company will use its available funds;
●	the market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control;
●	the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and
●	future dilution as a result of financings.

These factors should not be considered exhaustive. If any of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results might vary materially from those anticipated in those forward-looking statements.

Information contained in forward-looking statements in this Prospectus is provided as of the date of this Prospectus, and we disclaim any obligation to update any forward-looking statements, whether as a result of new information or future events or results, except to the extent required by applicable securities laws. Accordingly, potential investors should not place undue reliance on forward-looking statements or the information contained in those statements.

Prospective purchasers of Securities should carefully consider the risk factors described in a document incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities. Discussions of certain risks affecting the Company in connection with its business are provided in the Company’s disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this Prospectus.

All of the forward-looking statements contained in this Prospectus are expressly qualified by the foregoing cautionary statements. Investors should read this entire Prospectus and consult their own professional advisors to assess the income tax, legal, risk factors and other aspects of their investment.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Prospectus are references to Canadian dollars. All references to “$” or “C$” are to Canadian dollars and references to “US$” are to United States dollars.

The Company presents its financial statements in United States dollars. The audited financial statements of the Company for the year ended December 31, 2025 have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. Certain financial information incorporated by reference in this Prospectus is derived from such financial statements.

The high, low, and average rates for the Canadian dollar in terms of one United States dollar for each of the years ended December 31, 2025 and December 31, 2024, as quoted by the Bank of Canada, were as follows:

	Year Ended December 31 (C$)
	2025	2024
US$1.00
High	1.4603	1.4416
Low	1.3558	1.3316
Average	1.3978	1.3698

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The high, low, and average rates for the Canadian dollar in terms of one United States dollar for the periods ended March 31, 2026 and March 31, 2025, as quoted by the Bank of Canada, were as follows:

	Three Months Ended March (C$)
	2026	2025
US$1.00
High	1.3939	1.4603
Low	1.3515	1.4166
Average	1.3717	1.4352

The rate of exchange on May 15, 2026 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was US$1.00 equals C$1.3752.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Prospectus concerning the Company’s industry and the markets in which it operates, including general expectations and market position, market opportunities and market share, is based on information from independent industry organizations, other third-party sources (including industry publications, surveys and forecasts) and management studies and estimates.

Unless otherwise indicated, the Company’s estimates are derived from publicly available information released by independent industry analysts and third-party sources as well as data from the Company’s internal research and knowledge of the market for copper and other metals, and economy, and include assumptions made by the Company which management believes to be reasonable based on their knowledge of the Company’s industry and markets. The Company’s internal research and assumptions have not been verified by any independent source, and it has not independently verified any third-party information. While the Company believes the market position, market opportunity and market share information included in this Prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the Company’s future performance and the future performance of the industry and markets in which it operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the heading “Forward-Looking Statements” and “Risk Factors”. For the avoidance of doubt, nothing stated in this paragraph operates to relieve any party from liability for any misrepresentation contained in this Prospectus under applicable Canadian securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in the provinces and territories of Canada (collectively, the “Commissions”). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at Suite 2400 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 3P3, telephone (604) 681-8030. These documents are also available through the internet on SEDAR+, which can be accessed online at www.sedarplus.ca.

The following documents of the Company, filed by the Company with the Commissions, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the Company’s annual information form for the fiscal year ended December 31, 2025, dated as of March 31, 2026 (the “AIF”);

(b)	the audited financial statements of the Company as at and for the years ended December 31, 2025 and 2024, together with the notes thereto and the auditor’s report thereon (the “Annual Financial Statements”);

(c)	the management’s discussion and analysis of the Company for the year ended December 31, 2025;

(d)	the interim consolidated financial statements for the three months ended March 31, 2026 (the “Interim Financial Statements”);

(e)	the management’s discussion and analysis of the Company for the three months ended March 31, 2026;

(f)	the management information circular of the Company dated May 7, 2025 for the annual general meeting held on June 26, 2025;

(g)	the material change report filed March 2, 2026 announcing the results of the updated PEA (as defined herein) for the Gunnison Project; and

(h)	the material change report filed May 19, 2026 announcing the appointment of the new CEO and Interim Chief Financial Officer.

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Any document of the types referred to in the preceding paragraph (excluding press releases and confidential material change reports) or of any other type required to be incorporated by reference into a short form prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions that are filed by us with a Commission after the date of this Prospectus and prior to the termination of the Offering under any Prospectus Supplement shall be deemed to be incorporated by reference in this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an Offering will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the Offering covered by that Prospectus Supplement.

Any template version of any “marketing materials” (as such term is defined in NI 44-101) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

Reference to the Company’s website in any documents that are incorporated by reference into this Prospectus do not incorporate by reference the information on such website into this Prospectus, and the Company disclaims any such incorporation by reference.

BUSINESS OF THE COMPANY

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on June 9, 2005. Effective November 11, 2024, Gunnison changed its name from Excelsior Mining Corp. to Gunnison Copper Corp. Our head office is located at Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, USA, 85018 and our registered office is located at Suite 2400 – 1055 West Georgia Street, Vancouver, British Columbia, V6E 3P3, Canada.

As of the date of this Prospectus, as set out in the corporate structure chart below, Gunnison has two wholly-owned subsidiaries, Excelsior Mining Arizona, Inc. (“Excelsior Mining Arizona”) and Excelsior Mining Holdings, Inc., both incorporated under the laws of Arizona.

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Overview of the Company and Principal Operations

Gunnison is a multi-asset pure-play copper developer and producer that has the largest land position in the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Gunnison’s flagship asset, the Gunnison copper project (the “Project”, “Gunnison Copper Project” or “Gunnison Project”) has a measured and indicated mineral resource containing over 846.1 million tons with a total copper grade (“TCu”) of 0.33% (measured mineral resource of 191.5 million tons at 0.37% TCu and indicated mineral resource of 654.5 million tons at 0.31% TCu), and a preliminary economic assessment (“PEA”) yielding positive economics including a Net Present Value at 8% of US$1.959 billion, Internal Rate of Return of 22.5%, and payback period of 3.9 years at a US$4.60/lb copper base case price. It is being advanced as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link. The Gunnison Copper Project was previously configured to use In-Situ Leaching but the approach was changed to open pit in December 2024 to maximize the value of the Project. The installed In-Situ wellfield equipment is in care and maintenance and the Company remains in compliance with all permits to preserve optionality prior to construction of the open pit.

The Gunnison Copper Project PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Mine, which restarted its operations, with first copper production in Q3 2025, is fully funded by Nuton LLC (“Nuton”), a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

The construction and restart of the Johnson Camp Mine is fully funded by Nuton for the purpose of demonstrating their proprietary sulfide leaching technology. As a result, the mine plan for Stage 2 is currently designed to strip waste to access and prioritize the accelerated mining of primary sulfide material, which will be used to demonstrate the technology, which may result in higher mining costs. Similarly, processing costs are expected to be initially higher as the site goes through a rigorous optimization and refinement program related to introducing the new technology.

Other deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Copper Project infrastructure, include South Star, and eight other deposits.

On May 6, 2026, Gunnison entered into a buyback option agreement (the “Buyback Agreement”) with its wholly-owned subsidiary, Excelsior Mining Arizona, Altius Royalty Corporation (“Altius”), TF USA Royalties LTD. (“TF USA”) and Triple Flag International Ltd. (“Triple Flag”), providing Gunnison with the right to reduce certain existing royalties and to terminate an expansion-related stream option at the Gunnison Copper Project. The Buyback Agreement grants Gunnison the option to reduce the 3.0% Triple Flag gross revenue royalty to 2.0%, and to reduce the Altius gross revenue royalty by 0.5%, as well as to terminate Triple Flag’s expansion option.

The foregoing may only be exercised by Gunnison as a single, indivisible package in connection with a qualifying change of control transaction announced on or before March 31, 2028. The total consideration payable upon exercise is US$65 million.

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Appointment of new CEO and Interim CFO

On May 15, 2026, Dr. Stephen Twyerould stepped down as President and Chief Executive Officer (“CEO”). Gunnison’s former Chief Financial Officer, Craig Hallworth, succeeded Dr. Twyerould as President and CEO. Effective upon Mr. Hallworth’s appointment, Fabio Rocha assumed the role of Interim Chief Financial Officer.

Information about certain officers

Sheila Paine, the Corporate Secretary of the Company, was previously the Corporate Secretary of Canada Jetlines Operations Ltd. (“CJO”). On September 11, 2024, CJO filed an Assignment in Bankruptcy after finding that it would be unable to secure financing to continue with its proposal under the Bankruptcy and Insolvency Act (Canada). Ms. Paine was Corporate Secretary of CJO until August 15, 2024.

Ms. Paine was also the Assistant Corporate Secretary of Alderon Iron Ore Corp. (“Alderon”). On June 17, 2020, the Supreme Court of Newfoundland and Labrador appointed a receiver and manager of all current and future assets, undertakings, and properties of Kami Mine Limited Partnership, Kami General Partner Limited, and Alderon. Ms. Paine was Assistant Corporate Secretary of Alderon until April 28, 2020.

RISK FACTORS

An investment in the Company should be considered highly speculative and involves certain risks, including risks relating the Company’s history of net losses; the need for and availability of capital and associated financing risks; the speculative nature of mineral exploration, development and production, and the risks inherent in the mining industry; title to the Company’s properties; international market prices of metals; currency fluctuations; government regulation, authorities and approvals, including in relation to mining and environmental matters; changes to legislation; litigation and regulatory proceedings; competition; key personnel; global and local market conditions; insurance; related party transactions; reliance on third party contractors; and any additional risks incorporated by reference or described herein (including in the AIF and subsequently filed documents incorporated by reference) or in a particular Prospectus Supplement.

Prospective investors in a particular offering of the securities should carefully consider, in addition to information contained in the Prospectus Supplement relating to that offering and the information incorporated by reference herein for the purposes of that offering, the risk factor listed below and the risks described in the Company’s then-current AIF, as well as the Company’s then-current annual management’s discussion and analysis and interim management’s discussion and analysis, if applicable, to the extent incorporated by reference herein for the purposes of that particular offering of securities. See “Documents Incorporated by Reference”.

There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below (or incorporated by reference herein) or other unforeseen risks. If any of the risks described below or in any of the documents incorporated by reference herein actually occur, then the Company’s business, financial condition and operating results could be adversely affected.

The risks and uncertainties described or incorporated by reference herein are not the only ones the Company faces. Additional risks and uncertainties, including those that the Company is unaware of or that are currently deemed immaterial, may also adversely affect the Company and its business. Investors should consult with their professional advisors to assess any investment in the Company.

Uncertainty Relating to Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may be attached to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured or indicated mineral resources as a result of continued exploration.

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Mineral Reserves Have Not Been Established for any of the Company’s projects

None of the Company’s projects currently have proven or probable mineral reserves. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered mineral reserves. No assurance can be given that any particular level of recovery of copper or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve. Substantial additional work, including mine design and mining schedules, metallurgical flow sheets and process plant designs, would be required in order to determine if any economic deposits exist at any of the Company’s projects. Substantial expenditures would be required to establish mineral reserves through drilling and metallurgical and other testing techniques, and there is no assurance any such activities will ever take place. No assurance can be given that any level of recovery of any mineral resources will be realized or that any identified mineral deposit will ever qualify as a commercially mineable ore body that can be legally and economically exploited.

Even if such proven or probable mineral reserves were to be identified in respect of any of the Company’s projects, given that mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its mineral resources and mineral reserves, if and when available and discover, develop, or acquire mineral reserves for production. The Company’s ability to maintain or increase its annual production will depend in significant part on its ability to bring new mines into production and/or to expand mineral reserves or extend the life of its projects. Notwithstanding the foregoing, the Company has elected to commence mining operations on its Johnson Camp Mine, and may choose to commence mining operations on future projects, without basing its production decision on a feasibility or pre-feasibility study, which carries significant additional risks which include, but are not limited to, the inclusion of inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

Future Dilution

In order to raise additional capital, the Company may in the future offer additional Common Shares or other securities convertible into or exchangeable for Common Shares at prices that may not be the same as the price per share paid by an investor in an offering in a subsequent Prospectus Supplement. The Company may sell Common Shares or other securities in any other offering at a price per share that is less than the price per share paid by any investor in an offering in a subsequent Prospectus Supplement, and investors purchasing other securities in the future could have rights superior to you. The price per share at which the Company sells additional Common Shares or securities convertible or exchangeable into Common Shares, in future transactions may be higher or lower than the price per share paid by any investor in an offering under a subsequent Prospectus Supplement.

Future Debt

If, in the future, the Company issues debt securities that rank senior to the Common Shares, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting the Company’s operating flexibility. Any convertible or exchangeable securities that the Company issues in the future may have rights, preferences and privileges more favorable than those of the Common Shares and may result in dilution to holders of Common Shares. The Company and, indirectly, its shareholders, will bear the cost of issuing and servicing such securities. Because the Company’s decision to issue debt securities or equity securities in any future offering will depend on market conditions and other factors beyond the Company’s control, the Company cannot predict or estimate the amount, timing or nature of future offerings. Thus, holders of Common Shares will bear the risk of future offerings reducing the market price of Common Shares and diluting the value of their stock holdings.

No Assurance of Active or Liquid Market

There is no public market for warrants, subscription receipts, share purchase contracts, debt securities or units of the Company and, unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to apply for listing of these securities on any securities exchange. If these securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on the market for similar securities, prevailing interest rates and other factors, including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for any warrants, subscription receipts, share purchase contracts, debt securities or units of the Company or that a trading market for these securities will develop.

Market Price Volatility

The market price of the Common Shares may be adversely affected by a variety of factors relating to the Company’s business, including fluctuations in the Company’s operating and financial results, the results of any public announcements made by the Company and the failure to meet analysts’ expectations.

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The market price of the Common Shares has experienced wide fluctuations which may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of the Company. Securities of small-cap and mid-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries.

The price of the Common Shares is also likely to be significantly affected by short-term changes in copper and other metal prices. Other factors unrelated to the Company’s performance that may have an effect on the price of the Common Shares include (among others) the following: (i) the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Common Shares; (ii) lessening in trading volume and general market interest in the Common Shares may affect an investor’s ability to trade significant numbers of Common Shares; (iii) the size of the Company’s public float may limit the ability of some institutions to invest in the Common Shares; and (iv) a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Common Shares to be delisted from the TSX or from any other exchange upon which the Common Shares may trade from time to time, further reducing market liquidity.

As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Broad Discretion over the Use of Proceeds

The Company’s management will have broad discretion with respect to the application of net proceeds received by the Company from the sale of securities under this Prospectus and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or the Company’s other issued and outstanding securities from time to time. The Company’s investors may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from an offering. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the Company’s issued and outstanding securities to decline.

Negative Operating Cash Flow and Going Concern

The Company is devoting significant resources to the exploration and development of its projects, however there can be no assurance that it will generate positive cash flow from operations in the future. The Company expects to continue to incur negative consolidated operating cash flow and losses until such time as the revenue generated from its operations exceeds costs incurred and will not generate consolidated revenues sufficient to fund the continuing operation of the Company’s projects. The Company has had negative operating cash flows from operations to date and reported a comprehensive loss of US$56.425 million for the year ended December 31, 2025. See the Annual Financial Statements. To the extent that the Company has negative cash flow in future periods, the Company may need to deploy a portion of its cash reserves to fund such negative cash flow. There can be no assurance that the Company will be able to generate a positive cash flow from its operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to the Company.

USE OF PROCEEDS

Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds from the sale of Securities will be used to advance the Company’s business objectives and for general corporate purposes, including funding ongoing operations or working capital requirements, for the exploration, development, capital and maintenance of the Company’s mineral properties, repaying indebtedness outstanding from time to time and potential future acquisitions. At this time, the Company does not have any proposed acquisitions.

Future developments in the Company’s mineral properties or unforeseen events may also impact the ability of the Company to use the proceeds from the sale of the Securities as intended or disclosed in each Prospectus Supplement. See “Risk Factors”.

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Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

During the most recent financial year ended December 31, 2025, the Company had negative cash flow from operating activities. To the extent that the Company has negative cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. If necessary, proceeds from the sale of Securities may be used to fund negative cash flow from operating activities in future periods which will be indicated in a Prospectus Supplement as applicable. There can be no assurance that the Company will be able to generate a positive cash flow from its operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to the Company. See “Risk Factors”. All expenses relating to an Offering and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement.

The Company will not receive any proceeds from any sale of Securities by any Selling Securityholder.

CONSOLIDATED CAPITALIZATION

Since the date of the Interim Financial Statements, which are incorporated by reference in this Prospectus, there has been no material change to the share and loan capital of the Company on a consolidated basis, other than as disclosed in this Prospectus or in any document incorporated by reference herein. See “Prior Sales”.

DESCRIPTION OF MATERIAL INDEBTEDNESS

On February 9, 2023 the Company closed a debenture offering and issued US$3.0 million principal amount of convertible debentures (the “February 2023 Debentures”) and on December 14, 2023 the Company amended the terms of the February 2023 Debentures. The amended terms of the February 2023 Debentures include:

●	Maturity date of September 30, 2026

●	The February 2023 Debentures bear interest at the rate of 10% per annum, which interest will be payable on the maturity date, unless earlier converted into Common Shares;

●	The principal amount of the February 2023 Debentures is convertible into Common Shares at the option of the holder at a conversion price of US$0.19 per Common Share;

●	The accrued and unpaid interest is convertible into Common Shares at a conversion price equal to the volume weighted average price of the Common Shares on the TSX for the five trading days prior to the date of conversion; and

●	The Debentures are unsecured.

On December 14, 2023 the Company closed a second debenture and issued US$2.4 million principal amount of convertible debentures (the “December 2023 Debentures”) and on February 28, 2024 the Company amended the terms of the December 2023 Debentures. The amended terms of the December 2023 Debentures include:

●	Maturity date of September 30, 2026.

●	The debentures bear interest at the rate of 10.5% per annum plus a rate supplement, which interest will be payable on the maturity date, unless earlier converted into Common Shares.

●	The principal amount of the debenture is convertible into Common Shares at the option of the holder (or at the option of the Company on 30 days prior notice) at a conversion price of US$0.11405 per Common Share.

●	The accrued and unpaid interest is convertible into Common Shares at a conversion price equal to the volume weighted average trading price on the TSX for the five trading days prior to the date of conversion.

●	The debentures are unsecured.

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PLAN OF DISTRIBUTION

The Company or any Selling Securityholder may sell the Securities, separately or together: (a) to one or more underwriters or dealers; (b) through one or more agents; or (c) directly to one or more other purchasers. Each Prospectus Supplement relating to a particular offering of Securities will set forth the terms of the applicable Offering, including the (a) terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered, and the method of distribution; (b) the name or names of any underwriters, dealers or agents involved in the offering of Securities; (c) the purchase price or prices of the Securities offered thereby and the proceeds to, and the expenses borne by, the Company from the sale of the Securities; (d) any commission, underwriting discount and other items constituting compensation payable to underwriters, dealers or agents; and (e) any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents. In addition, Securities may be offered and issued in consideration for the acquisition (an “Acquisition”) of other businesses, assets or securities by the Company or its subsidiaries. The consideration for any such Acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSX or other existing trading markets for the securities, and sales pursuant to a dividend reinvestment plan. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with an offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company or any Selling Securityholder. The Selling Securityholders will not engage in any “at-the-market distributions.”

Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents in connection with the Securities offered thereby. If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. If agents are used in an offering, unless otherwise indicated in the applicable Prospectus Supplement, such agents will be acting on a “best efforts” basis for the period of their appointment. Any public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters, dealers or agents may be changed from time to time.

Underwriters, dealers or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with the Company or any Selling Securityholder to indemnification by the Company or any Selling Securityholder against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers or agents with whom the Company or any Selling Securityholder enters into agreements may be customers of, engage in transactions with, or perform services for, the Company or any Selling Securityholder in the ordinary course of business.

Any offering of Debt Securities, Subscription Receipts, Share Purchase Contracts, Warrants or Units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities, Subscription Receipts, Share Purchase Contracts, Warrants or Units will not be listed on any securities exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Debt Securities, Subscription Receipts, Share Purchase Contracts, Warrants or Units may be sold and purchasers may not be able to resell Debt Securities, Subscription Receipts, Share Purchase Contracts, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Debt Securities, Subscription Receipts, Share Purchase Contracts, Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in these Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in these Securities or as to the liquidity of the trading market, if any, for these Securities.

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No underwriter of the “at-the-market distribution” as defined under applicable Canadian securities legislation, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under the at-the-market prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.

In connection with any offering of Securities, other than an “at-the-market distribution”, subject to applicable laws, the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

A purchaser who acquires Common Shares, Debt Securities, Warrants, Subscription Receipts, Share Purchase Contracts, or Units forming part of the underwriters’ over-allocation position acquires those securities under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the overallotment option or secondary market purchases.

The Securities have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state of the United States, and may not be offered or sold or otherwise transferred or disposed of, directly or indirectly, in the United States or to or for the account or benefit of U.S. Persons absent registration under the U.S. Securities Act and all applicable state securities laws, or pursuant to applicable exemption therefrom. In addition, until 40 days after closing of an offering of Securities, an offer or sale of the Securities within the United States by any dealer (whether or not participating in such offering) may violate the registration requirement of the U.S. Securities Act if such offer or sale is made other than in accordance with an exemption under the U.S. Securities Act.

SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of secondary offering by Selling Securityholders. The Prospectus Supplement for or including any offering of Securities by Selling Securityholders will include the following information, to the extent required by applicable securities laws: (i) the name or names of the Selling Securityholders (if a Selling Securityholder is not an individual, the name of each individual who is a principal securityholder of the Selling Securityholder); (ii) the number or amount of Securities owned, controlled or directed by each Selling Securityholder; (iii) the number or amount of Securities being distributed for the account of each Selling Securityholder; (iv) the number or amount of Securities to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of outstanding Securities; (v) whether the Securities are owned by the Selling Securityholders both of record and beneficially, of record only, or beneficially only; (vi) if any Selling Securityholder acquired any Securities in the 12 months preceding the date of the applicable Prospectus Supplement, the date or dates on which such Selling Securityholder acquired such Securities and the cost thereof to such Selling Securityholder in the aggregate and on an average cost per security basis; (vii) if applicable, the disclosure required by Item 1.11 of Form 44-101F1, and, if applicable, the Selling Securityholders will file a non-issuer’s submission to jurisdiction form with the corresponding Prospectus Supplement; and (viii) all other information that is required to be included in the applicable Prospectus Supplement.

PRIOR SALES

Information in respect of the Common Shares issued by the Company within the previous twelve (12) month period, including Common Shares that the Company issued either upon the exercise of options or warrants, will be provided as required in a Prospectus Supplement with respect to the issuance of the Securities pursuant to such Prospectus Supplement.

The AIF includes disclosure of each class of securities of the company that is outstanding but not listed or quoted on a marketplace, the price at which the securities of the class have been issued during the most recently completed financial year, the number of securities issued at that price and the date at which the securities were issued.

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PRICE RANGE AND TRADING VOLUME

The outstanding Common Shares are traded on the TSX under the trading symbol “GCU” and trade on the OTCQB in the United Staes under the symbol “GCUMF”. Trading price and volume of the Common Shares will be provided in each Prospectus Supplement.

DIVIDEND POLICY

We have not declared any dividends or distributions on the Common Shares since our incorporation. Any future determination to pay dividends or make distributions will be at the discretion of the board of directors and will depend on our capital requirements, financial performance and such other factors as the board of directors considers relevant.

DESCRIPTION OF COMMON SHARES

The Company is authorized to issue an unlimited number of Common Shares. As of the close of business on May 15, 2026 there were 423,028,601 Common Shares issued and outstanding.

All of the issued and outstanding Common Shares have been fully paid for and none are subject to any future call or assessment. Holders of Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Company and to receive all notices and other documents required to be sent to shareholders in accordance with the Company’s articles, corporate law and the rules of any applicable stock exchange. On a poll, every shareholder has one vote for each Common Share. The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Company and, upon the liquidation, dissolution or winding-up of its affairs or other distribution of its assets for the purpose of winding-up its affairs, to receive, on a pro rata basis, all of the remaining assets of the Company. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking fund or purchase fund provisions.

DESCRIPTION OF DEBT SECURITIES

The following sets forth certain general terms and provisions of Debt Securities. The particular terms and provisions of Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement.

The Debt Securities will be issued in series under one or more trust indentures to be entered into between the Company and a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee. Each such trust indenture, as supplemented or amended from time to time, will set out the terms of the applicable series of Debt Securities. The statements in this Prospectus relating to any trust indenture and the Debt Securities to be issued under it are summaries of anticipated provisions of an applicable trust indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of such trust indenture, as applicable.

Each trust indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. Any Prospectus Supplement for Debt Securities will contain the terms and other information with respect to the Debt Securities being offered, including (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities, (ii) the currency for which the Debt Securities may be purchased and the currency in which the principal and any interest is payable (in either case, if other than Canadian dollars), (iii) the percentage of the principal amount at which such Debt Securities will be issued, (iv) the date or dates on which such Debt Securities will mature, (v) the rate or rates at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any), (vi) the dates on which any such interest will be payable and the record dates for such payments, (vii) any redemption term or terms under which such Debt Securities may be defeased, (viii) any exchange or conversion terms, and (ix) any other specific terms.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The Debt Securities will be direct obligations of the Company. The Debt Securities will be senior or subordinated indebtedness of the Company as described in the relevant Prospectus Supplement.

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DESCRIPTION OF WARRANTS

We may issue Warrants to purchase Common Shares, Debt Securities or other securities of the Company. This section describes the general terms that will apply to any Warrants issued pursuant to this Prospectus.

Warrants may be offered separately or together with other Securities and may be attached to or separate from any other Securities. Unless the applicable Prospectus Supplement otherwise indicates, each series of Warrants will be issued under a separate warrant indenture to be entered into between us and one or more banks or trust companies acting as Warrant agent. The Warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The applicable Prospectus Supplement will include details of the Warrant indentures, if any, governing the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set out in the applicable Prospectus Supplement.

Notwithstanding the foregoing, we will not offer Warrants for sale separately to any member of the public in Canada unless the Offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved for filing by the securities regulators in Canada, if applicable, where the Warrants will be offered for sale.

The Prospectus Supplement relating to any Warrants that we offer will describe the Warrants and the specific terms relating to the Offering. The description will include, where applicable:

●	the designation and aggregate number of Warrants;

●	the price at which the Warrants will be offered;

●	the currency or currencies in which the Warrants will be offered;

●	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

●	the designation, number and terms of the Common Shares, Debt Securities or other securities, as applicable, that may be purchased upon exercise of the Warrants, and the procedures that will result in the adjustment of those numbers;

●	the exercise price of the Warrants;

●	the designation and terms of the Securities, if any, with which the Warrants will be offered, and the number of Warrants that will be offered with each Security;

●	if the Warrants are issued as a Unit with another Security, the date, if any, on and after which the Warrants and the other Security will be separately transferable;

●	any minimum or maximum amount of Warrants that may be exercised at any one time;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

●	whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

●	material United States and Canadian federal income tax consequences of owning the Warrants; and

●	any other material terms or conditions of the Warrants.

Warrant certificates will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants. We may amend the Warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

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DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue Subscription Receipts, separately or together, with Common Shares, Debt Securities or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement. This section describes the general terms that will apply to any Subscription Receipts that we may offer pursuant to this Prospectus.

The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. We will file a copy of the subscription receipt agreement relating to an Offering with securities regulatory authorities in Canada after we have entered into it. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

●	the number of Subscription Receipts;

●	the price at which the Subscription Receipts will be offered and whether the price is payable in instalments;

●	conditions to the exchange of Subscription Receipts into Common Shares, Debt Securities or Warrants, as the case may be, and the consequences of such conditions not being satisfied;

●	the procedures for the exchange of the Subscription Receipts into Common Shares, Debt Securities or Warrants;

●	the number of Common Shares or Warrants that may be exchanged upon exercise of each Subscription Receipt;

●	the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be exchanged upon exercise of the Subscription Receipts;

●	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

●	the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, Debt Securities or Warrants;

●	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

●	material United States and Canadian federal income tax consequences of owning the Subscription Receipts;

●	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

●	any other material terms and conditions of the Subscription Receipts.

Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities subject to the Subscription Receipts.

Under the subscription receipt agreement, a Canadian purchaser of Subscription Receipts will have a contractual right of rescission following the issuance of Common Shares, Debt Securities or Warrants, as the case may be, to such purchaser, entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares, Debt Securities or Warrants, as the case may be, if this Prospectus, the applicable Prospectus Supplement, and any amendment thereto, contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of the date the Subscription Receipts are issued. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States or other jurisdictions outside Canada.

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Such subscription receipt agreement will also specify that we may amend any subscription receipt agreement and the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holder.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

The Company may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to the Company, and obligating the Company to purchase from or sell to the holders, a specified number of Common Shares at a future date or dates, and including by way of instalment.

The price per Common Share and the number of Common Shares may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. The Company may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as it may determine.

The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt obligations of third parties, securing the holders’ obligations to purchase the Common Shares under the share purchase contracts, which are referred to in this prospectus as share purchase units. The share purchase contracts may require the Company to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of the Company. The particular terms and provisions of share purchase contracts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the applicable Prospectus Supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares and the nature and amount of those securities, or the method of determining those amounts; (ii) whether the share purchase contracts are to be prepaid or not or paid in instalments; (iii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iv) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares; (v) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (vi) the date or dates on which the sale or purchase must be made, if any; (vii) whether the share purchase contracts will be issued in fully registered or global form; (viii) the material income tax consequences of owning, holding and disposing of the share purchase contracts; and (ix) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a securities exchange or automated interdealer quotation system.

Original purchasers of share purchase contracts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such share purchase contract. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the foregoing general terms and provisions may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

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CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian and U.S. federal income tax consequences to investors described therein of acquiring any Securities offered thereunder, as may be required by applicable securities laws. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

EXEMPTION FROM TRANSLATION REQUIREMENTS

Pursuant to a decision of the Autorité des marchés financiers dated April 2, 2026, the Company was granted a permanent exemption from the requirement to translate into French this Prospectus, as well as the documents incorporated by reference herein, and any Prospectus Supplement to be filed in relation to an ATM Distribution. This exemption is granted on the condition that this Prospectus and any Prospectus Supplement (other than in relation to an ATM Distribution) be translated into French if the Company offers Securities to Québec purchasers in connection with an offering other than in relation to an ATM Distribution.

LEGAL MATTERS

Certain legal matters related to the Securities offered by this Prospectus will be passed upon by Blake, Cassels & Graydon LLP on behalf of the Company. As of the date hereof, the partners and associates of Blake, Cassels & Graydon LLP own, directly or indirectly, less than 1% of the Common Shares.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal office in the City of Vancouver, British Columbia.

INTEREST OF EXPERTS

The following are persons or companies whose profession or business gives authority to a statement made in this Prospectus as having prepared or certified a part of that document or report described in this Prospectus:

Name of Individual or Company	Document Prepared or Certified
John Woodson, P.E., SME-RM
Jeffery Bickel, C.P.G.
Dr. Abyl Sydykov, Ph.D., P.E.
Dr. Terence P. McNulty, P.E., D.Sc.
Rob Valceschini, P.E.
Tyler Peck, P.E.
R. Douglas Bartlett, C.P.G.
Jacob Richey, P.E.
Thomas M. Ryan, P.E.	The technical report on the Gunnison Copper Project dated March 31, 2026 (effective date March 18, 2026) titled “Gunnison Project, NI 43-101 Technical Report, Preliminary Economic Assessment, Cochise County, Arizona” (the “2026 Gunnison Report”)

John Woodson, PE, SME-RM Jeffrey Bickel, C.P.G. Abyl Sydykov, PhD, P.E. Scott Freestone, P.E. Dr. Terence P. McNulty, P.E., D.Sc. R. Douglas Bartlett, C.P.G. Jacob Richey, P.E. Thomas M. Ryan, P.E.	The technical report on the Johnson Camp Mine dated March 31, 2026 (effective date March 18, 2026) titled “Johnson Camp Mine NI 43-101 Technical Report, Cochise County, Arizona” (the “2026 JCM Report”)

Certain scientific and technical information relating to the Company’s mineral properties contained in this Prospectus and the documents incorporated by reference herein, is derived from, and in some instances is an extract from the 2026 Gunnison Report and the 2026 JCM Report (collectively, the “Technical Reports”), prepared by the authors of the Technical Reports set forth in the table above (the “Technical Report Authors”). Each of the Technical Report Authors is a “qualified person” for the purposes of NI 43-101. The Technical Reports have been filed with the Canadian securities regulatory authorities and are available electronically on the SEDAR+ website located at www.sedarplus.ca under the Company’s SEDAR+ profile. Reference should be made to the full text of the Technical Reports for a complete description of the assumptions, qualifications, references, reliances and procedures associated with the information in the Technical Reports.

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Each Technical Report Author, as applicable, has reviewed certain scientific and technical information relating to the Company’s mineral properties contained or incorporated by reference in this Prospectus or has supervised the preparation of information upon which such scientific and technical information is based as detailed in the Technical Reports.

The remainder of scientific and technical disclosure contained in this Prospectus, and the documents incorporated by reference, has been reviewed and approved by Dr. Stephen Twyerould, Fellow of AUSIMM, President and CEO of Excelsior, who is a “qualified person” as defined in NI 43-101.

To the knowledge of management of the Company, except for Dr. Twyerould, as of the date hereof, no expert, nor any associate or affiliate of such person has any beneficial interest, direct or indirect, in the securities or property of the Company or of an associate or affiliate of any of them, and no such person is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of an associate or affiliate thereof.

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have prepared an independent auditor’s report dated March 31, 2026 in respect of the Company’s consolidated financial statements as at December 31, 2025 and 2024 and for the years then ended. PricewaterhouseCoopers LLP has advised us that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including CPABC Code of Professional Conduct, and any applicable legislation or regulations.

PROMOTERS

No person or company has, within the two years immediately preceding the date of this Prospectus, been a promoter of the Company, within the meaning of applicable securities laws. received anything of value directly or indirectly from the Company or a subsidiary.

PURCHASER’S STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the Prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal adviser.

However, purchasers of securities distributed under an ATM Distribution by the Company do not have the right to withdraw from an agreement to purchase the securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to securities purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the securities purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102. Any remedies under securities legislation that a purchaser of securities distributed under an ATM Distribution by the Company may have against the Company or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

In an Offering of convertible, exchangeable or exercisable Securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the Prospectus is limited, in certain provincial or territorial securities legislation, to the price at which the convertible, exchangeable or exercisable Securities are offered to the public under an Offering. This means that, under the securities legislation of certain provinces or territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of this right of action for damages or consult with a legal adviser.

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PURCHASER’S CONTRACTUAL RIGHTS

Original purchasers of Warrants (if offered separately), Units (where the Units consist of convertible securities), Subscription Receipts and Share Purchase Contracts will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such Warrant, convertible security forming part of a Unit, Subscription Receipt or Share Purchase Contract, as the case may be.

The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrant, Unit, Subscription Receipt or Share Purchase Contract, as the case may be, the amount paid upon conversion, exchange or exercise upon surrender of the underlying securities gained thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia), and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise at law.

Original purchasers are further advised that in certain provinces and territories the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights, or consult with a legal adviser.

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CERTIFICATE OF GUNNISON COPPER CORP.

May 19, 2026

This short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories in Canada.

/s/ “Craig Hallworth”	/s/ “Fabio Rocha”
Craig Hallworth	Fabio Rocha
President & Chief Executive Officer	Interim Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ “Fred DuVal”	/s/ “Jason Howe”
Fred DuVal	Jason Howe
Director	Director

C-1